Exhibit 99.73

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in the Provinces of British Columbia, Ontario and Nova Scotia but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended, (“U.S. Securities Act”) or any state securities laws and, unless registered under the U.S. Securities Act or pursuant to an applicable exemption from registration under the U.S. Securities Act and applicable state securities laws, may not be offered, sold, reoffered, resold or delivered, directly or indirectly, in the United States or to U.S. Persons (as defined in Regulation S under the U.S. Securities Act). This preliminary short form prospectus does not constitute an offer to sell or solicitation of an offer to buy any of the securities offered hereby within the United States.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the General Counsel of Timmins Gold Corp. at Suite 1900 - 570 Granville Street, Vancouver, British Columbia, V6C 3P1, telephone (604) 682-4002, and are also available electronically at www.sedar.com.

Preliminary Short Form Prospectus

Secondary Offering	July 26, 2011

TIMMINS GOLD CORP.

25,205,090 Common Shares distributable on exchange of 25,205,090 Special Warrants

This short form prospectus (the “Prospectus”) qualifies the distribution (the “Distribution”) of 25,205,090 common shares (the “Common Shares”) of Timmins Gold Corp. (the “Corporation” or “Timmins Gold”) previously issued to Pacific Road Resources Fund A, Pacific Road Resources Fund B and Pacific Road Holdings NV (collectively, the “Selling Shareholders“) being held in escrow by Computershare Trust Company of Canada (the “Special Warrant Agent”) in accordance with the terms of the Special Warrant Indenture (as such term is herein defined), deliverable for no additional consideration, upon the exchange of 25,205,090 special warrants (each, a “Special Warrant”) issued by the Corporation on July 21, 2011 at a price of $2.51 (the “Offering Price”) per Special Warrant (the “Private Placement”). The Offering Price was determined by negotiation between the Selling Shareholders and the Agents. Each Special Warrant is exchangeable for one Common Share held by the Selling Shareholders and the Special Warrants were issued by the Corporation to facilitate the disposition by the Selling Shareholders of the Common Shares. The aggregate gross proceeds of the Private Placement have been placed in escrow with the Special Warrant Agent pending a receipt for the (final) Prospectus at which time such proceeds, less the portion of the expenses of the transaction payable by the Selling Shareholders and the Agents’ fee, will be paid to the Selling Shareholders in consideration for the Selling Shareholders delivering the Common Shares to purchasers of the Special Warrants. For greater certainty, none of such proceeds are payable to the Corporation. See “Plan of Distribution” and “The Selling Shareholders” for more information on the Selling Shareholders.

The Special Warrants were sold to investors pursuant to exemptions from the prospectus requirements under applicable securities legislation in the Provinces of British Columbia, Ontario and Nova Scotia (the “Qualifying Jurisdictions”) under an agency agreement (the “Agency Agreement”) dated July 21, 2011 among M Partners Inc. (“M Partners”), National Bank Financial Inc. (together with M Partners, the “Co-Lead Agents”), Paradigm Capital Inc. (together with the Co-Lead Agents, the “Agents”), the Selling Shareholders and the Corporation.

			Net Proceeds to
	Price	Agents’	the Selling
	to Public	Commission(1)	Shareholders(2)
Per Special Warrant	$2.51	$0.1004	$2.4096
Total	$63,264,776	$2,530,591	$60,734,185
___________________
(1)	The Agents received a commission equal to 4% of the gross proceeds of the Private Placement.
(2)

Before deducting expenses of the transaction, of which $110,000 will be paid by the Selling Shareholders and the remainder will be paid by the Corporation (other than legal expenses incurred directly by the Selling Shareholders, which will be paid by the Selling Shareholders).

The Special Warrants were issued under, and are governed by, a special warrant indenture dated July 21, 2011 (the “Special Warrant Indenture”) between the Corporation, the Selling Shareholders, the Co-Lead Agents and the Special Warrant Agent pursuant to which the Selling Shareholders deposited the Common Shares into escrow with the Special Warrant Agent.

Each Special Warrant entitles the holder thereof to acquire one Common Share (subject to adjustment as provided for pursuant to the terms of the Special Warrant Indenture) at no additional cost, upon exchange on the third business day following the Qualification Date (as defined below). The Special Warrants will be automatically exchanged on the third Business Day after the date a decision document is issued by the British Columbia Securities Commission under National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions, evidencing that the securities regulatory authority in each of the Qualifying Jurisdictions has issued a receipt for a (final) short form prospectus of the Corporation to qualify the distribution of the Common Shares (the “Qualification Date”).

The Corporation’s outstanding common shares trade on the Toronto Stock Exchange (the “TSX”) under the symbol TMM. On July 6, 2011, the last trading day prior to the public announcement of the Distribution, the closing price of the common shares of the Corporation on the TSX was $2.65. On July 25, 2011, being the last day on which common shares of the Corporation traded on the TSX prior to the filing of this Prospectus, the closing price of the common shares of the Corporation on the TSX was $2.58. There is currently no market through which the Special Warrants may be sold and none is expected to develop.

The Corporation's registered and records office is located at Suite 1900 - 570 Granville Street, Vancouver, British Columbia, V6C 3P1. The Corporation's head office and business office is located at Suite 1900 - 570 Granville Street, Vancouver, British Columbia, V6C 3P1. The Corporation's head office in Mexico is located at Blvd. Solidaridad #335 A, Edificio ‘A' - Primera Planta Local 3, Col Palmar del Sol, Hermosillo, Sonora, Mexico, 83270. The Corporation also maintains field offices at the San Francisco Mine site, near Estacion Llano, Sonora and Magdalena de Kino, Sonora, Mexico.

There are risks inherent in the Corporation’s business that may adversely affect the value of the Common Shares. See “Forward Looking Statements” and “Risk Factors” for further details.

It is expected that the closing of the Distribution will occur on or about the third business day after the Qualification Date, or on such other date as may be agreed upon (the “Closing Date”). The Common Shares to be delivered upon exchange of the Special Warrants will be evidenced by one or more global certificates issued in registered form to CDS Clearing and Depository Services Inc. (“CDS”) and will be deposited with CDS on the Closing Date.

The Corporation and the Agents will not have any liability for: (i) records maintained by CDS relating to the beneficial interests in the Common Shares or the book-based accounts maintained by CDS, (ii) maintaining, supervising or receiving any records related to such beneficial ownership interests, or (iii) any advice or representation made or given by CDS and made or given with respect to the rules and regulations of CDS or any action taken by CDS or at the discretion of the CDS participant.

The Selling Shareholders are incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or reside outside of Canada. Although each of the Selling Shareholders has appointed Osler, Hoskin & Harcourt LLP, 1 First Canadian Place, Suite 6100, Toronto, Ontario, M5X 1B8 as its agent for service of process in the Qualifying Jurisdictions, it may not be possible for investors to enforce judgments obtained in Canada against the Selling Shareholders.

Readers should not assume that the information contained in this Prospectus is accurate as of any date other than the date of this Prospectus.

Prospective investors should be aware that the acquisition or disposition of the securities described in this Prospectus may have tax consequences in Canada, or elsewhere, depending on each particular existing or prospective investor’s specific circumstances. Existing or prospective investors should consult their own tax advisors with respect to such tax considerations.

TABLE OF CONTENTS

Currency	3	The Selling Shareholders	9
Cautionary Statement Regarding Forward-Looking Statements	3	Plan of Distribution	10
Documents Incorporated by Reference	4	Canadian Federal Income Tax Considerations	11
Timmins Gold Corp.	5	Exchange of Special Warrants	11
Corporate Structure	5	Dividends on Common Shares	12
Description of the Business	6	Dispositions of Common Shares	12
Use of Proceeds	6	Taxation of Capital Gains and Capital Losses	12
Share Capital	6	Eligibility for Investment	13
Common Shares	6	Risk Factors	13
Special Warrants Issued Under the Private		Interests of Experts	13
Placement	7	Auditor, Transfer Agent and Registrar	13
Consolidated Capitalization	7	Purchasers’ Statutory and Contractual Rights	14
Prior Sales	7
Trading Price and Volume	9

CURRENCY

Unless otherwise indicated, all dollar amounts referred to in this Prospectus are expressed in Canadian dollars.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this Prospectus and the documents incorporated by reference herein constitutes “forward-looking information”, which is information regarding possible events, conditions or results of operations that is based upon assumptions about future economic conditions and courses of action. All information other than statements of historical fact may be forward-looking information. In some cases, forward-looking information can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook. Forward-looking information in this Prospectus and the documents incorporated by reference herein includes, but is not limited to: information about the Corporation’s exploration, development and production activities, including information regarding the potential mineralization and resources of the Corporation’s projects, the Corporation’s exploration and development plans, including anticipated costs and timing thereof and anticipated time to production, and expectations regarding estimated annual production and mine life; the Corporation’s plans for growth through future acquisitions, exploration activities, farm-ins or otherwise; and expectations regarding future tax assets, and working capital requirements and availability.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking information. The Corporation believes the expectations reflected in such forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking information contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking information contained in this Prospectus and the documents incorporated by reference herein include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Corporation’s expectations; risks relating to possible variations in reserves, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Corporation operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section of this Prospectus entitled “Risk Factors” and in the Corporation’s annual information form for the year ended March 31, 2011 incorporated by reference in this Prospectus.

Although the Corporation has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking information, you are cautioned that this list is not exhaustive and there may be other factors that the Corporation has not identified. Furthermore, the Corporation undertakes no obligation to update or revise any forward-looking information included in, or incorporated by reference in, this Prospectus if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar regulatory authorities. The Corporation is permitted to “incorporate by reference” such information, which means that the Corporation can disclose important information to you by incorporating certain documents into this Prospectus. Information that is incorporated by reference is an important part of this Prospectus. Copies of the Corporation’s documents incorporated by reference may be obtained on request without charge from the General Counsel of Timmins Gold by telephone (604) 682-4002 or by fax (604) 682-4003, and are also accessible at www.sedar.com.

The Corporation incorporates by reference the documents listed below, which documents have been filed with the applicable securities commissions or similar regulatory authorities:

  the Corporation’s audited consolidated financial statements together with the independent auditor’s report thereon and notes thereto as at and for the years ended March 31, 2011 and 2010.

  the Corporation’s management’s discussion and analysis for the year ended March 31, 2011, as amended and re-filed July 25, 2011 (“2011 Annual MD&A”);

  the Corporation’s annual information form dated June 28, 2011 (the “2011 AIF”);

  the Corporation’s management information circular dated August 4, 2010 in respect of the Corporation’s annual and special meeting of shareholders held on September 2, 2010;

  the Corporation’s material change report dated July 21, 2011 filed in connection with the closing of the Private Placement;

  the Corporation’s material change report dated July 14, 2011 filed in connection with the announcement by the Corporation of the ongoing drill program at its San Francisco Gold Mine located in Sonora, Mexico (the “San Francisco Mine”);

  the Corporation’s material change report dated July 12, 2011 filed in connection with the announcement of the Corporation to engage the Agents to sell the Common Shares held by the Selling Shareholders through the Private Placement;

  the Corporation’s material change report dated July 12, 2011 filed in connection with the announcement of the confirmation of orders made by the Agents to sell the Common Shares held by the Selling Shareholders through the Private Placement;

  the Corporation’s material change report dated July 5, 2011 filed in connection with the announcement of the appointment of Colin Sutherland as Chief Financial Officer of the Corporation;

  the Corporation’s material change report dated July 5, 2011 filed in connection with the reporting by the Corporation of its financial results for the year ended March 31, 2011;

  the Corporation’s material change report dated June 13, 2011 filed in connection with the announcement that the Corporation had restructured and replaced its prior gold-linked notes with Sprott Asset Management LP on behalf of certain funds or managed accounts, with an $18,000,000 credit agreement with Sprott Resource Lending Partnership (the “Sprott Restructuring”);

  the Corporation’s material change report dated May 11, 2011 filed in connection with the announcement of the Corporation relating to preliminary production statistics for its first year of commercial operations from its San Francisco Mine; and

  the unaudited interim consolidated financial statements, together with the notes thereto, as at and for the three month period ended June 30, 2010 and for the three and six month periods ended September 30, 2010, and management’s discussion and analyses relating thereto (respectively), all as amended and re-filed on July 25, 2011.

Any material change reports (excluding confidential material change reports), annual information forms, interim consolidated financial statements and related management’s discussion and analysis, annual audited consolidated financial statements (including the independent auditor’s report thereon) and related management’s discussion and analysis thereon, business acquisition reports, or information circulars filed by us with any securities commissions or similar regulatory authority in Canada after the date of this Prospectus and prior to the termination of this Distribution are deemed to be incorporated by reference into this Prospectus and will automatically update and supersede information contained or incorporated by reference in this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus or contained in this Prospectus is deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

TIMMINS GOLD CORP.

Corporate Structure

Timmins Gold Corp. was incorporated pursuant to the Business Corporations Act (British Columbia) on March 17, 2005.

The Corporation has two wholly owned subsidiaries: Timmins Goldcorp Mexico, S.A. de C.V. ("Timmins Mexico") and Molimentales del Noroeste, S.A. de C.V. ("Molimentales"). Timmins Mexico was incorporated pursuant to the laws of Mexico on March 23, 2005 and is the entity through which the Corporation conducts its Mexican operations. Molimentales was acquired from Geomaque de Mexico, S.A. de C.V., ("Geomaque") pursuant to an acquisition agreement dated March 20, 2007, and was incorporated pursuant to the laws of Mexico for the principal purpose of holding the mineral concessions and infrastructure that constitute the San Francisco Mine.

Description of the Business

The Corporation is a gold mining and exploration company engaged in exploration, mine development and the mining and extraction of precious metals, primarily gold. The Corporation’s primary asset and only material mineral property is the San Francisco Mine. In April 2010, commercial gold production commenced at the San Francisco Mine. The ramp-up to full production has proceeded as planned, and the Corporation has expanded production. Construction of three new carbon columns is complete and the expansion of the crushing systems by the addition of a new module is being tested.

Renewal of San Francisco Mine Collective Bargaining Agreement

The San Francisco Mine Collective Bargaining Agreement (the “CBA”) was entered into in September 2008 by Ocotillo Desarrollos Industriales y Extractivos, S.A.de C.V. (“Ocotillo”), the labour service provider responsible for providing labour to the San Francisco Mine, and the Sonora Union of Metallurgical Industry CTM (the “Union”), the labour organization which represents the employees of Ocotillo.

In September 2010 the CBA was, pursuant to Mexican law, subject to renegotiations between Ocotillo and the Union, and was revised to address additional requests of the Union resulting in the inclusion of certain additional benefits for the employees of the San Francisco Mine (including the creation of an employee savings fund, a general life insurance policy for employees, the creation and delivery of scholarship funds, financial contributions for improvements to local community schools and an increase to employees’ salaries). It is general practice in Mexico for Unions to request and negotiate annual salary increases to match the national inflation rate of the preceding year. The next round of negotiation for the revision of the CBA is expected to take place in September 2011 and will likely be subject to additional requests on the part of the Union for increases to employees’ salaries.

USE OF PROCEEDS

The gross proceeds were held in escrow by the Special Warrant Agent upon the closing of the Private Placement and will be released pursuant to the terms of the Special Warrant Indenture. The net proceeds, after deducting the portion of the expenses of the transaction payable by the Selling Shareholders and the Agents’ fee, will be paid to the Selling Shareholders in consideration for the Selling Shareholders delivering the Common Shares to purchasers of the Special Warrants upon exchange of the Special Warrants. For greater certainty, none of such proceeds are payable to the Corporation.

SHARE CAPITAL

Common Shares

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of non-voting convertible preference shares without par value, of which as at July 25, 2011, 138,266,127 common shares were outstanding. Holders of the Corporation’s common shares are entitled to receive notice of and to attend and vote at all meetings of shareholders of the Corporation and each common share confers the right to one vote in person or by proxy at all meetings of shareholders. Holders of the Corporation’s common shares are entitled to receive such dividends on the common shares, if any, as and when the Corporation’s board of directors may by resolution determine, from funds legally available therefor. In the event of the Corporation’s liquidation, dissolution or winding-up, whether voluntary or involuntary, holders of common shares are entitled to receive the Corporation’s remaining property and assets after all of the Corporation’s creditors have been satisfied.

Special Warrants Issued Under the Private Placement

The Corporation has issued one global book-entry only certificate representing the Special Warrants registered in the name of CDS or its nominee and deposited with CDS. The Special Warrants were issued in registered form under, and are governed by, the Special Warrant Indenture. Each Special Warrant entitles the holder thereof to receive one Common Share owned by the Selling Shareholders, which has been deposited with the Special Warrant Agent to be held in escrow pending the completion of the Distribution in accordance with the terms of the Special Warrant Indenture.

The Special Warrant Indenture provides for adjustment in the number of Common Shares issuable upon the exchange of the Special Warrants upon the occurrence of certain events, including:

  the subdivision, redivision or change of the Corporation’s common shares into a greater number of shares;

  the reduction, combination or consolidation of the Corporation’s common shares into a lesser number of shares; and

  the issuance of the Corporation’s common shares or securities exchangeable for, or convertible into, the Corporation’s common shares to all or substantially all of the holders of the Corporation’s common shares by way of stock dividend or other distribution (other than a distribution of the Corporation’s common shares upon the exchange or exercise of any outstanding options).

The Special Warrant Indenture also provides for adjustment in the class and/or number of Common Shares issuable upon the exchange of the Special Warrants in the event of the following additional events:

  reclassification of the Corporation’s common shares (other than as described above);

  a capital reorganization of the Corporation (other than described above); or

  an amalgamation, arrangement or merger of the Corporation with or into any other body corporate, trust, partnership or other entity, or a sale or conveyance of the property and assets of the corporation as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity.

All of the foregoing statements are subject to the more detailed provisions of the Special Warrant Indenture which is accessible at www.sedar.com.

Consolidated Capitalization

Other than any changes to the Corporation’s loan capital resulting from the Sprott Restructuring, there has been no material change in the Corporation’s consolidated share and loan capital since March 31, 2011. After giving effect to this Distribution, and taking into account certain issuances of common shares of the Corporation pursuant to the exercise of options granted under the Corporation’s stock option plan and the issuance of common shares of the Corporation pursuant to the Sprott Restructuring (see “Prior Sales” below for more information), as at March 31, 2011, the Corporation would have had 138,266,127 common shares outstanding.

PRIOR SALES

The following tables set out the details concerning the common shares of the Corporation issued during the 12-month period prior to the date of this Prospectus.

(i)	The Corporation issued the following common shares pursuant to the exercise of stock options granted under the stock option plan of the Corporation:

Date of Issue	Number of Securities Issued	Exercise price per common share option
August 16, 2010	100,000	$0.70

	Number of	Exercise price per
Date of Issue	Securities Issued	common share option
August 24, 2010	25,000	$0.55
August 30, 2010	12,500	$1.00
September 1, 2010	150,000	$0.70
September 8, 2010	25,000	$1.00
September 14, 2010	25,000	$0.55
September 23, 2010	100,000	$0.35
	50,000	$0.70
September 30, 2010	50,000	$0.75
	25,000	$0.55
October 29, 2010	75,000	$1.00
	220,000	$0.35
December 1, 2010
	20,000	$0.75
December 23, 2010	200,000	$0.55
December 31, 2010	25,000	$0.55
January 22, 2011	200,000	$1.00
March 11, 2011	12,500	$1.00
March 15, 2011	25,000	$1.00
	100,000	$0.50
April 28, 2011
	100,000	$1.00
July 7, 2011	100,000	$0.35
July 19, 2011	700,000	$0.35

(ii)	The Corporation issued the following common shares pursuant to the exercise of warrants of the Corporation which entitled the holder to one common share for each warrant exercised:

	Number of	Exercise price per
Date of Issue	Securities Issued	common share option
August 30, 2010	990,467	$0.80
September 1, 2010	9,533	$0.80

(iii)	The Corporation issued the following common shares pursuant to the conversion of each of the Corporation’s convertible preference shares into one common share of the Corporation:

	Number of	Exercise price per
Date of Issue	Securities Issued	common share option
September 13, 2010	11,000,000	$1.30

(iv)	The Corporation issued the following common shares pursuant to the Sprott Restructuring:

	Number of	Issue price per
Date of Issue	Securities Issued	common share option
May 16, 2011	301,933	$2.07

The following table sets out the details concerning the options for common shares of the Corporation granted under the Corporation’s stock option plan during the 12-month period prior to the date of this Prospectus:

	Number of	Exercise price per
Date of Issue	Securities Issued	common share option
April 4, 2011	3,400,000	$2.50
June 27, 2011	400,000	$2.35

TRADING PRICE AND VOLUME

Effective March 23, 2011 the Corporation's common shares are listed and posted for trading on the TSX under the symbol ''TMM''. Prior to March 23, 2011, the Corporation's common shares were listed and posted for trading on the TSX Venture Exchange under the symbol "TMM". The following table gives the monthly trading ranges for the Corporation's common shares and the number of shares traded.

Period	High	Low	Close	Volume
August 2010	$1.99	$1.62	$1.98	16,341,899
September 2010	$2.24	$1.85	$2.19	17,577,673
October 2010	$2.23	$1.79	$2.12	16,019,838
November 2010	$2.20	$1.80	$1.98	9,108,968
December 2010	$2.74	$2.01	$2.68	14,228,227
January 2011	$2.69	$2.16	$2.30	8,933,176
February 2011	$2.46	$2.30	$2.38	5,496,022
March 2011	$2.80	$2.03	$2.51	19,307,197
April 2011	$2.64	$2.22	$2.40	8,138,788
May 2011	$2.55	$2.14	$2.42	8,168,282
June 2011	$2.44	$2.11	$2.35	9,287,006
July 1 - 25, 2011	$2.75	$2.29	$2.58	8,112,745

THE SELLING SHAREHOLDERS

The following table sets forth information with respect to the ownership of common shares of the Corporation by the Selling Shareholders.

		Common Shares Owned, Controlled or Directed Prior to the Distribution			Common Shares to be distributed in the Distribution	Common Shares Owned, Controlled or Directed After the Distribution(1)
Name	Nature of Ownership	Number	Percentage		Number	Number	Percentage

Pacific Road Capital A Pty Ltd., as trustee for Pacific Road Resources Fund A	Beneficial	2,502,625	1.81%	(2)	2,502,625	Nil	N/A

Pacific Road Capital B Pty Ltd., as trustee for Pacific Road Resources Fund B	Beneficial	2,502,624	1.81%	(2)	2,502,624	Nil	N/A

Pacific Road Holdings NV	Beneficial	20,199,841	14.61%	(2)	20,199,841	Nil	N/A

__________________
(1)	This is based on the assumption that all of the Special Warrants will be exchanged in accordance with their terms on or before the Qualification Deadline (as such term is defined below).
(2)

Calculated on a fully-diluted basis, the percentages of the outstanding share capital of the Corporation held by the Selling Shareholders is as follows: 1.68% for Pacific Road Capital A Pty Ltd., a s trustee for Pacific Road Resources Fund A, 1.68% for Pacific Road Capital B Pty Ltd., as trustee for Pacific Road Resources Fund B and 13.60% for Pacific Road Holdings NV.

On May 10, 2010, the Selling Shareholders each exercised outstanding common share purchase warrants at an exercise price of $0.60 per common share and acquired in the aggregate 3,735,030 common shares of the Corporation. Of these, Pacific Road Holdings NV acquired 2,993,253 common shares of the Corporation, Pacific Road Resources Fund A acquired 370,889 common shares of the Corporation and Pacific Road Resources Fund B acquired 370,889 common shares of the Corporation.

On September 9, 2010, the Selling Shareholder gave notice of the conversion of 11,000,000 previously acquired convertible preferred shares of the Corporation (“Preferred Shares”) to common shares of the Corporation for no additional consideration. The common shares issued upon conversion of the Preferred Shares were issued on September 14, 2010. Pacific Road Holdings NV converted 8,815,758 Preferred Shares to an equal number of common shares, Pacific Road Resources Fund A converted 1,092,121 Preferred Shares to an equal number of common shares and Pacific Road Resources Fund B converted 1,092,121 Preferred Shares to an equal number of common shares.

PLAN OF DISTRIBUTION

This Prospectus is being filed in the Qualifying Jurisdictions to qualify the distribution of 25,205,090 Common Shares distributable upon exchange of 25,205,090 Special Warrants.

On July 21, 2011 (the “Private Placement Closing Date”) the Corporation completed the Private Placement of an aggregate of 25,205,090 Special Warrants at a price of $2.51 per Special Warrant, which was determined by negotiation between the Selling Shareholders and the Agents, pursuant to the terms of the Agency Agreement.

Pursuant to the Special Warrant Indenture, on the Private Placement Closing Date, the Selling Shareholders deposited with the Special Warrant Agent 25,205,090 Common Shares to be distributed upon exchange of the Special Warrants. Each Special Warrant will entitle the holder thereof to receive upon exchange following the Qualification Date, and at no additional cost, one Common Share. The Special Warrants will be automatically exchanged on the third business day following the Qualification Date. If the Qualification Date has not occurred on or before 5:00 p.m. (Toronto time) on August 31, 2011 (the “Qualification Deadline”), the funds representing the aggregate Purchase Price paid by the holder of the Special Warrant will be returned to the holder of the Special Warrant unless, pursuant to and subject to the terms and conditions set out in the Agency Agreement, the holder (and other holders of the Special Warrants holding a specified minimum amount of Special Warrants) of the Special Warrant elects to complete the exchange of the Special Warrants for the Common Shares subject to applicable Canadian securities laws restrictions for private placements.

The Agents received a commission from the proceeds payable to the Selling Shareholders equal to 4% of the gross proceeds from the sale of the Special Warrants. No additional commission or fee will be payable to the Agents or otherwise by the Selling Shareholders in connection with the distribution of the Common Shares. The aggregate proceeds of the Private Placement was $63,264,776, which amount, less the Selling Shareholders’ portion of the expenses of the Offering and the Agents’ fee, will be paid to the Selling Shareholders in consideration for the Selling Shareholders delivering the Common Shares to purchasers of the Special Warrants upon exchange of the Special Warrants; for greater certainty, none of such proceeds are payable to the Corporation.

Pursuant to the Agency Agreement, the Selling Shareholders agreed to pay $110,000 and the Corporation agreed to pay the remainder of the aggregate fees and expenses incurred in connection with the transaction (other than the legal expenses incurred by the Selling Shareholders, which will be paid by the Selling Shareholders), including all expenses of or incidental to the filing and delivery of this Prospectus, and the fees and expenses of legal counsel retained by the Agents.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to a beneficial owner of Special Warrants who acquires Common Shares pursuant to this Distribution and who, for the purposes of the application of the Tax Act and at all relevant times: (i) is, or is deemed to be resident in Canada; (ii) deals at arm’s length and is not affiliated with the Corporation and the Selling Shareholders; and (iii) holds the Special Warrants, and will hold any Common Shares received pursuant to the Distribution as capital property. Persons meeting such requirements are referred to as a “Holder” or “Holders” herein, and this summary only addresses such Holders. Special Warrants and Common Shares will generally be capital property to a Holder unless they are held in the course of carrying on a business of trading or dealing in securities or were acquired in one or more transactions considered to be an adventure in the nature of trade. Holders whose Common Shares do not otherwise qualify as capital property may in certain circumstances make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Common Shares, and every other “Canadian security” (as defined in the Tax Act) owned by such Holder in the taxation year of the election and in all subsequent taxation years be deemed to be capital property. Such election is not available in respect of Special Warrants. Holders whose Common Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

This summary is not applicable to: (i) a Holder that is a “financial institution”, as defined in the Tax Act for the purpose of the mark-to-market rules; (ii) a Holder, an interest in which would be a “tax shelter investment” as defined in the Tax Act; (iii) a Holder that is a “specified financial institution” as defined in the Tax Act; or (iv) a Holder that has made an election under the Tax Act to determine its Canadian tax results in a foreign currency. Any such Holder to which this summary does not apply should consult its own tax advisor with respect to its own particular circumstances.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the “Regulations”), all specific proposals to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). No assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law, administrative policy or assessing practice, whether by legislative, regulatory, administrative, governmental or judicial decision or action, nor does it take into account the tax laws of any province or territory of Canada or of any jurisdiction outside of Canada, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisor having regard to their own particular circumstances.

Exchange of Special Warrants

While the matter is not entirely free from doubt, no capital gain or capital loss should be realized by a Holder on the exchange of a Special Warrant for a Common Share. The cost of a Common Share transferred to a Holder on the exchange should be equal to the Offering Price plus any additional costs of acquisition. In determining the adjusted cost base of a Common Share to a Holder, the cost of the Common Share must be averaged with the adjusted cost base to such Holder of all other common shares of the Corporation (if any) held by the Holder at that time as capital property. Holders should consult their own tax advisors regarding the tax treatment of exchanging a Special Warrant for a Common Share having regard to their own particular circumstances.

Dividends on Common Shares

In the case of a Holder who is an individual (other than certain trusts), dividends received or deemed to be received on Common Shares will be included in computing the Holder’s income, and will be subject to the normal gross-up and dividend tax credit rules applicable to dividends paid by taxable Canadian corporations under the Tax Act, including the enhanced gross-up and dividend tax credit applicable to any dividend designated as an “eligible dividend” in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Corporation to designate dividends as “eligible dividends”.

A Holder that is a corporation will be required to include in income any dividend received or deemed to be received on Common Shares, and generally will be entitled to deduct an equivalent amount in computing its taxable income. A Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, will generally be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received (or deemed to be received) on the Common Shares to the extent such dividends are deductible in computing the Holder’s taxable income for the year.

Taxable dividends received by a Holder who is an individual (other than certain trusts) may result in such Holder being liable for alternative minimum tax under the Tax Act.

Dispositions of Common Shares

Upon a disposition or deemed disposition of a Common Share, a capital gain (or loss) will generally be realized by a Holder to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share to the Holder immediately before the disposition. Any such capital gain (or capital loss) will be subject to the treatment described below under “Canadian Federal Income Tax Considerations – Taxation of Capital Gains and Capital Losses”.

Certain rules in the Tax Act may result in a capital loss that otherwise would have been realized by a Holder on a disposition of a common share of the Corporation in the period that begins 30 days before the date the Holder acquired a Special Warrant or Common Share and ends 30 days after such date being suspended or denied. Holders should consult their own tax advisor regarding the potential application of these rules.

Taxation of Capital Gains and Capital Losses

Generally, a Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year by such Holder. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following taxation year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Holder that is a corporation on a disposition of Common Shares may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on such Common Shares to the extent and under the circumstances specified in the Tax Act. Similar rules may apply where a Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Holders to whom these rules may be relevant should consult their own tax advisors.

A Holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for a 6 2/3% tax, a portion of which may be refundable, on certain investment income including amounts in respect of taxable capital gains.

Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax.

ELIGIBILITY FOR INVESTMENT

In the opinion of Norton Rose OR LLP, counsel to the Corporation and Stikeman Elliott LLP, counsel to the Agents, provided that on the Closing Date the Common Shares are listed on a "designated stock exchange" as defined in the Tax Act, which currently includes the TSX, the Common Shares will on that date be qualified investments under the Tax Act and the Regulations for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts ("TFSAs"), all as defined in the Tax Act.

Notwithstanding the foregoing, if the Common Shares are “prohibited investments” for purposes of the Tax Act, a holder will be subject to a penalty tax on Common Shares held in a TFSA as set out in the Tax Act. In the 2011 Federal Budget released on June 6, 2011, the Minister of Finance (Canada) proposed amendments to the Tax Act (the "RRSP/RRIF Proposals") to extend the penalty tax to "prohibited investments" held by RRSPs and RRIFs. A Common Share will generally not be a "prohibited investment" unless the holder of the TFSA (or, under the RRSP/RRIF Proposals, the annuitant of the RRSP or RRIF, as applicable) does not deal at arm's length with the Corporation for the purposes of the Tax Act or the holder of the TFSA (or, under the RRSP/RRIF Proposals, the annuitant of the RRSP or RRIF, as applicable) has a "significant interest", within the meaning of the Tax Act, in either the Corporation or in a corporation, partnership or trust with which the Corporation does not deal at arm's length for the purposes of the Tax Act.

Subject to certain exceptions, the RRSP/RRIF Proposals apply to transactions occurring, and investments acquired, after March 22, 2011. No assurance can be given that the RRSP/RRIF Proposals will be enacted in their current form, or at all. Prospective purchasers should consult with their own tax advisors regarding the application of the RRSP/RRIF Proposals in their particular circumstances.

RISK FACTORS

An investment in the Corporation, whose primary undertaking is the exploration and development of mineral properties, involves a high degree of risk. Investors in the Corporation’s securities, including the Special Warrants and the Common Shares, should consider these risks before investing in the securities of the Corporation. For a discussion of, among other things, known material trends and events, and risks or uncertainties that are reasonably expected to have a material effect on the Corporation’s business, financial condition or results of operations, refer to the section titled “Risk Factors” of the 2011 AIF, which is incorporated by reference herein.

INTERESTS OF EXPERTS

The matters referred to under “Eligibility for Investment” and certain other legal matters relating to this Distribution will be passed upon by Norton Rose OR LLP, on the Corporation’s behalf, and by Stikeman Elliott LLP, on behalf of the Agents. As at July 25, 2011, the partners and associates of each of Norton Rose OR LLP and Stikeman Elliott LLP owned, directly or indirectly, less than 1% of the outstanding securities of the Corporation or of any associate or affiliate of the Corporation.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The independent auditor of the Corporation is Deloitte & Touche LLP, Chartered Accountants. Deloitte & Touche LLP, Chartered Accountants, report that they are independent of the Corporation within the meaning of the Rules of Professional Conduct in British Columbia, Canada. The registrar and transfer agent for the Corporation’s common shares is Computershare at its principal offices in the cities of Vancouver and Toronto.

PURCHASERS’ STATUTORY AND CONTRACTUAL RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities in certain circumstances, which may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In this distribution, such rights of withdrawal, if applicable, would relate only to the Common Shares to be acquired on the exchange of the Special Warrants and accordingly upon such withdrawal a purchaser would retain Special Warrants which by their terms would be automatically exchanged for Common Shares. In certain provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or damages if the Prospectus or any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

The Corporation has granted each holder of a Special Warrant a contractual right of rescission of the prospectus-exempt transaction under which the Special Warrant was initially acquired. The contractual right of rescission provides that in the event that a holder of a Special Warrant who acquires a Common Share upon the exchange of the Special Warrant as provided for in this Prospectus is, or becomes, entitled under applicable securities legislation to the remedy of rescission because this Prospectus or an amendment to this Prospectus contains a misrepresentation,

(a)	the holder is entitled to rescission of both the exchange of its Special Warrant and the Private Placement;

(b)	the holder is entitled in connection with the rescission to a full refund of all consideration paid to the Corporation on the acquisition of the Special Warrant; and

(c)

if the holder is a permitted assignee of the interest of the original Special Warrant subscriber, the holder is entitled to exercise the rights of rescission and refund as if the holder was the original subscriber.

AUDITOR’S CONSENT

We have read the short form prospectus of Timmins Gold Corp. dated ●, 2011 (the “Prospectus”) relating to the distribution of common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at March 31, 2011 and 2010 and the consolidated statements of operations and comprehensive income (loss), statements of shareholders’ equity, and cash flows for each of the years in the three-year period ending March 31, 2011, and the notes to the consolidated financial statements. Our report is dated June 29, 2011.

[●]
Chartered Accountants
Licensed Public Accountants

Vancouver, Canada
●, 2011

CERTIFICATE OF THE CORPORATION

Dated: July 26, 2011

This short form prospectus, together with the documents incorporated in this short form prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities previously issued by the Corporation as required by the securities legislation of the Provinces of British Columbia, Ontario and Nova Scotia.

(Signed) “Bruce Bragagnolo”	(Signed) “Colin Sutherland”
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(Signed) “Arturo Bonillas”	(Signed) “Eugene Hodgson”
Director	Director

CERTIFICATE OF THE AGENTS

Dated: July 26, 2011

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated in this short form prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities previously issued by the Corporation as required by the securities legislation of the Provinces of British Columbia, Ontario and Nova Scotia.

M PARTNERS INC.	NATIONAL BANK FINANCIAL INC.

(Signed) “Thomas S. Kofman”	(Signed) “Daniel W. Wilton”
Chairman	Managing Director

PARADIGM CAPITAL INC.

(Signed) “John Warwick”
Managing Director,
Corporate Finance